SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For June 03, 2014

QIWI plc

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

QIWI plc (“QIWI” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, the following information concerning the matters voted upon at the Annual General Meeting (“AGM”) of the Company held on June 02, 2014.

The matters to be voted upon were notified to the shareholders on record and, through the Depositary, to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a record date determined by the Depositary. The total number of Class A shares eligible to vote at the AGM was 29,098,646, with a total of 290,986,460 voting rights; the total number of Class B shares was 23,107,030, with a total of 23,107,030 voting rights. Each Class A share carries ten votes and each Class B share carries one vote.

The following is a brief description of the matters voted upon at the AGM of the Company held on June 02, 2014,

•	Approval of the Company’s audited standalone financial statements for the 2012 and 2013 financial years.

•	Declaration of the final dividend for the 2013 financial year.

•	Re-appointment of ERNST & YOUNG LLC as the Company’s Auditors.

•	Approval of the Directors’ remuneration.

•	Approval of amendments to the Articles of Association of the Company.

•	Election of Directors to the Company’s Board of Directors.

Regarding approval of the Company’s audited standalone financial statements for the 2012 and 2013 financial years, the final voting results were as follows:

Brief description of the matter put to vote	Votes For	Votes Against	Abstained
To approve the Company’s audited standalone financial statements for the 2012 financial year	303,495,510	200	300
To approve the Company’s audited consolidated financial statements for the 2013 financial year	303,495,510	200	300

Regarding the declaration of the final dividend for the 2013 financial year, the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To approve and declare the final 2013 dividend in the amount of 0.32 USD per one share	303,495,710	0	300
To approve June, 13 2014 as the final dividend record date	303,494,410	1,300	300

Regarding the re-appointment of ERNST & YOUNG LLC as the Company’s Auditors, the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To re-appoint ERNST & YOUNG LLC and Ernst &Young Cyprus Limited (Cyprus) as the Company’s Auditors	303,454,280	41,630	100
To approve the Auditor’s remuneration	303,453,680	41,930	400

Regarding the approval of remuneration for the Directors of the Company, the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To approve non-executive Directors’ remuneration	303,493,480	2,230	300
To approve no remuneration shall be fixed for executive Directors of the Company	303,493,643	2,367	0

Regarding the approval of amendments to the Articles of Association of the Company the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To approve the amended and restated Articles of Association of the Company	291,099,289	9,225,090	3,171,631

Regarding the Election of Directors to the Company’s Board of Directors, the final voting results were as follows:

•	Mr. Andrey Romanenko, Mr. Andrey Muravyev, Mr. Matthew Hammond, Mr. Boris Kim, Mr. Sergey Solonin, an Mr. Alexey Rasskazov, were re-elected and appointed to the office of Elected Directors of the Company.

•	Mr. Andrey Shemetov, Mr. Osama Bedier and Mr. Rohinton Minoo Kalifa were elected and appointed to the office of Elected Directors of the Company effective June 2, 2014.

•	Mr. Marcus Rhodes and Mr. Dmitry Pleskonos were re-elected and appointed to the office of Independent Directors of the Company.

•	Mr. Alexey Savatyugin was elected and appointed to the office of Independent Directors of the Company effective June 2, 2014.

Biographies of the Newly Elected Directors

Osama Bedier

Osama Bedier has over 20 years of experience in the consumer internet, e-commerce and payments services industries. From 2011-2014, Mr. Bedier, was a Vice President at Google Inc. where he lead the development of Google Wallet and Payments. From 2002-2011, Mr. Bedier was Senior Vice President of Platform for eBay Inc. and GM for PayPal Inc.’s platform, mobile and new ventures. Mr. Bedier began his career at eBay where he worked on the re-architecture of eBay’s next generation platform and maturing PayPal’s product development processes in a hyper-growth environment. Prior to being an executive at PayPal Inc., Mr. Bedier ran technology for CoolCast, Inc., served as Sr. Manager of eCommerce at Gateway and managed a web team at AT&T. Through Mr. Bedier’s roles, he has executive experience in software development for companies where protection of customer information is paramount.

Rohinton Minoo Kalifa

Rohinton Minoo Kalifa was appointed Deputy Chairman of WorldPay in April 2013. Mr. Kalifa has also been an Non-Executive Director of Visa Europe since September 2011. From 2003-2013, Mr. Kalifa was CEO of WorldPay. During Mr. Kalifa’s tenure as CEO, he led WorldPay through its transition to a standalone company following its divestment from RBS in 2010. Before becoming CEO, Mr. Kalifa held various roles within RBS where he built the WorldPay business via acquisition. Mr. Kalifa is also a member of the Visa UK board, the UK Cards Association, Visa UK Board, UK Payments Council and various other industry organizations.

Alexey Savatyugin

Alexey Savatyugin is a professor at the Russian Higher School of Economics. Prior to Mr. Savatyguin’s current position, from 1992-2010, he was a professor at the Economic Faculty of Saint Petersburg State University. Since 2014, Mr Savatyugin has been President of the National Association of Professional Collector Agencies and President of National Partnership of Microfinance market participants. From 2010-2013, Mr. Savatyugin was a Deputy Minister of Finance of the Russian Federation. Before his role as Deputy Minister of finance, Mr. Savatyugin was a Director of Financial Policy of the Russian Ministry of Finance from 2004-2010. Mr. Savatyugin graduated from Saint Petersburg State University where he specialized in economics.

Andrey Shemetov

Andrey Shemetov is Deputy CEO of the Moscow Exchange. Mr. Shemetov is also a Member of the Board of Directors of Russia’s National Commodities Exchange, the National Settlement Depository, and the security industry’s main self-regulatory organization, the National Association of Securities Market Participants. In 2008, Mr. Shemetov became a Member of the Board of the RTS Stock Exchange, later helping facilitate its merger, in May 2011, with MICEX. Following the merger, he became a Member of the Board of the Moscow Exchange, MICEX-RTS, a position that he held until he was appointed Deputy CEO of the Moscow Exchange in November 2012. From 2008-2012, Mr. Shemetov was the CEO of Anton Investment Company. Mr. Shemetov graduated from the State University of Management with specialization in Production Management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

QIWI PLC (Registrant)

Date: June 03, 2014	By:	/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer

Exhibits

99.1	Articles of Association of QIWI plc